Leonard W. Burningham

Lawyer

Hermes Building * Suite 205

455 East Fifth South

Salt Lake City, Utah 84111-3323

         Of Counsel                                                                                     Telephone (801) 363-7411

Branden T. Burningham, Esq.                                                                           Fax (801) 355-7126

Bradley C. Burningham, Esq.                                                             e-mail lwb@burninglaw.com

May 14, 2007

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention:         Tia Jenkins

                        Senior Assistant Chief Accountant

                        Office of Emerging Growth Companies

                        Raj Rajan

                        Division of Corporation Finance

Mail Stop 3561

Facsimile No.: 202-772-9202

Re:                   Reflect Scientific, Inc.

                        Form 10-QSB for the fiscal quarter ended September 30, 2006

                        Filed November 14, 2006

                        File No. 000-31377

Dear Ms. Jenkins and Mr. Rajan:

This letter is a second response to your letter dated March 30, 2007, regarding the above filing of Reflect Scientific, Inc. (the “Company”).  My previous response was filed with the Securities and Exchange Commission (the “SEC”) on or about April 9, 2007.  All information provided in that response is also incorporated herein by reference; and the following is additional information in support of the Company’s accounting treatment of the JSMT and the Cryomastor (as defined below) transactions.

Comment #1:  Upon further review of the JSMT transaction, it appears that two separate and distinct acquisitions had been combined into one disclosure and that the shares of common stock issued in one of the acquisitions had been overvalued.  On March 27, 2007, the Company completed a private placement of its securities pursuant to Section 4(2) of the

May 14, 2007

Securities Act of 1933, as amended (the “Securities Act”), and/or Rule 506 of Regulation D, resulting in 400,000 shares being sold at $.80 per share.  As previously disclosed in a Form 8-K Current Report dated April 4, 2007, that was filed with the SEC on April 7, 2007, these “restricted securities” were sold for the purpose of raising cash to purchase patents from David Carver.  In a separate transaction, which also closed on April 4, 2007, the Company issued 200,000 restricted securities to Julie Martin (majority member) and other minority members to acquire the JSMT product technology and potential customers list.  The 300,000 shares of common stock issued in the Julie Martin acquisition were “restricted securities” and similar in all respects to the 400,000 shares which had been sold days earlier for cash at $.80 per share.  Accordingly, management has now determined that the common stock issued should have been valued at $.80 per share, which was the fair value of the common stock at the time of issuance.  Further, the patents acquired for cash should be recorded as an asset purchased for $250,000 as these patents do not constitute a business.  Mr. Carver had no interest in JSMT whatsoever.  The Letter Agreement with Ms. Martin that is Exhibit 2.3 to the referenced 8-K also supports the fact that these two acquisitions were separate transactions; and they were negotiated separately with Ms. Martin and Mr. Carver; Mr. Carver had licensed his patents to JSMT, but not on an exclusive basis. The JSMT technology purchase is deemed to be a business and should have been recorded at $160,000, which is below the 20% test contemplated by Item 310 (c)(2) of Regulation S-B.

Comment #2: The Company’s 8-K/A Current Report filed September 14, 2006, will be amended to include Cryomastor financial statements for the quarter ended March 31, 2006, and should be filed in the next few days.

Comment #3:  In response to the bulleted items in Comment #3 for the Cryomastor transaction and the JM SciTech LLC transaction, please be advised as follows:

Acquisition of Cryomastor, Inc.

On June 27, 2006, the Company completed the acquisition of the assets of Cryomastor pursuant to an Agreement and Plan of Merger (the “Cryomastor Merger Agreement”), under which Cryomastor became our wholly-owned subsidiary and changed its name to “Cryometrix, Inc.”  Cryomastor was involved the manufacture and sale of ultra low temperature freezer systems powered by liquid nitrogen for use in bio-repositories associated with the biotech and pharmaceutical industries, as well as government facilities, universities and many other diverse applications that require a large number of reliable and energy efficient freezers.  The Company recorded goodwill in connection with the acquisition. Goodwill resulted primarily from our expectation of synergies from the integration of the acquired company’s technology (Cryomastor) with our technology and the acquired company’s (Cryomastor) access to several important customers.  We expected the acquisition to strengthen our competitive position in the biotech market.  These factors all contributed to the purchase price and the recognition of goodwill.  The Company has accounted for the acquisition of Cryomastor under the purchase method.

May 14, 2007

As consideration for the acquisition of Cryomastor, the Company issued 3,000,000 shares at $1.25 of its common stock that are “restricted securities” to the shareholders of Cryomastor, as well as paying $700,000 to the same shareholders.  The value of the common stock was determined by the current market value of the Company’s common stock as publicly traded on the OTCBB.  The Company also provided $300,000 to be utilized for the operations of Cryomastor and paid a $300,000 debt of Cryomastor  for a U.S. patent of Cryomastor systems.  An Employment Agreement was also executed, and the Company will pay to the Cryomastor shareholders 2.5% of the gross annual revenue earned by the Company on this line of business.   The results of operations of the acquired companies have been included in our operations from the date of acquisition.  The Company acquired Cryomastor because the business was synergistic with the Company as they both serve the Biotech industry.  The business offers a growth opportunity for the Company because of products that can fill market needs recognized by the Company.

As part of this merger, the Company received assets valued at the following:

Patents	$3,081,777
Customer lists	480,000
Goodwill	888,223
$4,450,000

The amounts allocated to acquire the patents and customer lists are being amortized over their useful lives of 10 to 12 years.  The useful life was based upon the estimated life of the technology in the biotech market.  We determined the fair value of the acquired patents based upon the appraised value of projected cash flows related to the freezers, and the value of the customer lists were based upon projected value of future sales.

The Cryomastor Merger Agreement also requires the Company to pay royalty payments based upon revenues associated with this product.  The royalty cost will be expensed to operations when incurred.  No other contingent consideration was associated with this acquisition.

The following information is being provided regarding the question as to whether the Company has correctly recorded the transaction as a business combination.

Reflect Scientific, Inc Cryomastor Acquisition

Introduction

There is a critical market need for fail-safe low and ultra low temperature (“ULT”) storage systems. Biotech, life sciences, hospitals, the military, research and disease control centers are just a few of the markets and institutions for which absolutely dependable ULT storage technologies are imperative. Unfortunately, current refrigeration and cryo-

May 14, 2007

preservation approaches, which include mechanical freezers and thermoelectric cooling systems, fall short in temperature control and uniformity required to operate acceptably, particularly in an FDA regulated environment. They are also subject to failure due to power outages and mechanical problems.

The consequences of ULT storage system failures are potentially catastrophic, and include the risk of release of toxic substances, nerve agents, deadly infectious organisms, the loss of critical vaccines and medical materials and the destruction of priceless medical, defense and space research. To date, the alternatives to mechanical and thermo-electric systems have involved variations of Liquid Nitrogen (“LN2”) liquid or vapor phase chillers. While LN2 chillers solve many of the problems associated with mechanical freezers, they have several shortcomings, the most critical of which is their lack of temperature versatility and uniformity. Consequently, mechanical freezers are used for the vast majority of low and ultra low temperature storage. Organizations dependent on refrigeration and cryo-preservation are actively and urgently seeking a reliable, cost effective solution to the myriad problems associated with the current mechanical and LN2 approaches. Such a solution is now available.

Cryomastor Product

Cryomastor is a newly invented, liquid nitrogen cooled storage system with an elegantly simple design that provides temperature versatility, temperature uniformity and eliminates many of the problems associated with current ULT systems. Cryomastor is safe, reliable, virtually maintenance free and easily serviced without special technical expertise. Cryomastor units are quiet, environmentally friendly and energy efficient. The redundant cooling system greatly reduces chances of complete failure. Because the new design eliminates hundreds of complex parts found in mechanical freezers, reliability and temperature uniformity has been radically simplified. This relative simplicity means Cryomastor systems can be sold at very competitive prices while maintaining excellent profit margins.

Product Background

Mr. John Dain is the inventor and founder of Cryomastor. In response to the concerns expressed by customers and their dissatisfaction with current ULT storage systems, Mr. Dain developed a revolutionary new approach to refrigeration and cryo-preservation technology. His 26 years of maintaining ULT systems and repairing their failures gave him deep insight into the shortcomings of current cooling methods and the ability to design a solution that addressed each of the critical problems associated with ULT storage. The result is Cryomastor, for which patent approval was issued within nine months of submission and for which Patent Number US 6,804,976, has been issued.

Commercial Status

The Cryomastor company has been working several years to produce a functional prototype of the Cryomastor concept. To date, the following progress has been achieved:

May 14, 2007

• Unit sold to Cell Genesys for $60,000;

• Prototype units completed and thoroughly tested internally;

• Prototype units tested by customers and feedback integrated into further product refinements;

• Manufacturing procedures developed and verified;

• Manufacturing sourcing identified and implemented;

• Accurate cost of goods determined;

• Several prominent Biotech firms are in the early stages of evaluating and certifying units for subsequent purchase; and

• US Patent 6,804,976 issued 2004.

Sales and Marketing Status

The Cryomastor product, following a thorough on site evaluation, was recently certified for use by a major Biotech company. They expressed interest to purchase multiple units in 2006. Eight units have been sold since the acquisition to Dugway Proving Grounds, Ely Lilly, Baylor Medical and others.

 Two large pharmaceutical companies (US/East coast and Mid West locations) have expressed interest in obtaining demonstration units as a precursor for purchasing multiple units. Another large BioPharma company and a leading University system have requested demonstration units for evaluation towards the potential purchase of a large number of units. A leading supplier of Cryogenic equipment has approached Cryomastor with an offer to distribute units on the East Coast. This supplier is keenly aware of industry requirements and has expressed a strong endorsement of the Cryomastor attributes and desires to participate in its upside potential.

Customers in the sales pipeline include: American Red Cross; Pfizer Inc.; Eli Lilly and Company; Genentech, Inc.; and Federal Express.

Competition and Market Extensions

The competitive landscape for cryogenic freezers consists of three major companies. The following table illustrates the dollar value and relative market share of each of these companies.

Additional markets are available to the Cryomastor products beyond the current bio-storage focus. The market size and potential revenue are shown below.

May 14, 2007

Mechanical Freezer Mfgs	Total Revenue ($ Billion)	Revenue attributed To Freezers ($ Million)	Market Share (%)
SPX- Revco/Kendro/Harris	5.5	100	20
Thermo Electron Corp	2.2	36	7
Sanyo Electric Co	20.7	365	73

Market Extensions	Market Size ($ Billion)	Market Driver
Bio-repositories	1.1	Homeland Security decentralization initiative – distributed inventories for reduced risk
Cryogenic Shippers	3.3	Overnight shipping of vaccines and other critical biologicals

RSI Acquisition – Investment & Revenue Generation

Revenue Profile

Unit selling price:                                 $87,000

Unit cost of goods:                         $20,000-$25,000

Installed base available for replacement by Cryomastor product, number of units:

Worldwide:                                         17,000,000

USA:                                                    5,000,000

California:                                             1,000,000

Unit sales to reach breakeven:                          30

May 14, 2007

Cryomastor Acquisition Notes

1. Independent appraiser valued the Cryomastor Patent at $5.3-9.3 million.

2. Cryomastor had sold a freezer to Cell Genesys for $60,000 before our purchase.

3. R & D for building the prototype freezers was over $350,000.

4. Purchase included customer list, electronic blue prints for manufacturing freezer, additional trade secrets, patent, T&K (technique and know how), Cryomastor had established commercial performance of the freezer and the Company has since received orders for eight more ULT freezers.

Acquisition of JMST

As outlined in the referenced 8-K Current Report dated April 4, 2007, effective on that date, the Company entered into a Asset Purchase Agreement (the “JMST Agreement”) with JM SciTech, LLC, a limited liability company organized under the laws of the State of Colorado, and doing business as JMST Systems (“JMST”); David Carver, an individual (“Carver”); and Julie Martin, an individual (“Martin”)(JMST, Carver and Martin are sometimes hereinafter referred to collectively as “Sellers”).  Pursuant to the JMST Agreement, we purchased and JMST sold all right, title and interest in and to the JMST assets (the “JMST Assets”), as described in the JMST Agreement; and Carver conveyed and assigned any rights he had in and to certain patents (the “Carver Patents”) and related intellectual assets as described in the JMST Agreement (collectively, including the Carver Patents referred to herein as the “Carver Patents).  Carver had no interest in JMST; and the two acquisitions were placed in one Asset Purchase Agreement because JMST has a non-exclusive license to the Carver Patents; however, the closing of either was not dependent upon the other.  Both purchases were negotiated separately with each of these persons.  JMST had created a line of chemical detection instruments that were used in the pharmaceutical, biotechnology and homeland security markets. The JMST know how allowed researchers to accurately analyze chemical formulations for their composition and identity.   We recorded goodwill in connection with these two acquisitions. Goodwill resulted primarily from our expectation associated with the integration of the JMST know how with our technology and the competitive edge it would provide the Company.  The Company acquired JMST assets because the JMST know how was synergistic with the Company as they both serve the Biotech industry.  The JMST know how offered a strong growth opportunity, a successful business model, ongoing sales, innovation and four patents. All of these factors contributed to the purchase price of these assets.  The results of operations of the acquired assets have been included in our operations from the dates of acquisition.  As noted in the Company’s response to Comment #1, these acquisitions are being re-valued on the books of the Company.

Comment #4:  The Amended 8-K containing the financial statements required to be filed by the Company with respect to the acquisition of Image Labs International is anticipated to be filed at or about the time the Company’s 10-QSB Quarterly Report for the

May 14, 2007

quarter ended March 31, 2007, is filed, or on or about May 21, 2007, as the Company will be filing a Form 12b-25 today to extend the initial filing date.  The date of this 8-K Current Report should have been February 26, 2007, because the Agreement and Plan of Merger that was signed on November 15, 2006, expired by its terms; if you desire, I will file an amendment in that respect.  See my prior response to Comment #4 in my letter dated April 9, 2007.

Comment #5: The Amended 8-K containing the financial statements required to be filed by the Company with respect to the acquisition of All Temp Engineering is anticipated to be filed at or about the time the Company’s 10-QSB Quarterly Report for the quarter ended March 31, 2007, is filed, or on or about May 21, 2007.  The date of this 8-K Current Report should have been January 19, 2007, because the Agreement and Plan of Merger that was signed on November 17, 2006, expired by its terms; if you desire, I will file an amendment in that respect.  See my prior response to Comment #5 in my letter dated April 9, 2007.

Comment #6: The Company will amend its Exchange Act reports, as necessary, regarding the foregoing, primarily reducing the acquisition price of JMST, based upon the foregoing.

If you have any further comments, we can discuss these in a conference call that I will arrange with you.

Thank you.

                                                                        Yours very sincerely,

                                                                        /s/Leonard W. Burningham

                                                                        Leonard W. Burningham

LWB